03019700
NO ACT
P.E 3-18-03
1-14951

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 31 2003

Abigail Arms
Shearman & Sterling
801 Pennsylvania Avenue, N.W.
Washington, DC 20004-2604

Act	1934
Section	
Rule	14A-8
Public Availability	3/31/2003

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated March 18, 2003

Dear Ms. Arms:

This is in response to your letters dated March 18, 2003 and March 25, 2003 concerning the shareholder proposal submitted to Farmer Mac by John Capozzi. We also have received a letter on the proponent's behalf dated March 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Capozzi
1619 G Street, S.E.
Washington, DC 20003

CR

SHEARMAN & STERLING

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

March 18, 2003

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20459

Attention: Grace K. Lee
Special Counsel

Farmer Mac - Stockholder Proposal of Mr. John Capozzi
Relating to Payment to the Public School Capitol Building Fund

Ladies and Gentlemen:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, with respect to a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent") in connection with Farmer Mac's 2003 annual meeting of stockholders.

Farmer Mac believes that the Proposal may be excluded from its proxy statement and notice for its 2003 annual meeting of stockholders (collectively, the "2003 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance concur with our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Proposal submitted by the Proponent, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent as notice of Farmer Mac's intention to omit the Proposal from its 2003 Proxy Materials.

I. Background

Farmer Mac's 2002 annual meeting of stockholders was held on June 6, 2002. The definitive proxy statement and notice for such meeting was filed with the Commission on April 19, 2002.

Farmer Mac's 2003 annual meeting of stockholders is scheduled to be held on June 5, 2003. Farmer Mac anticipates filing its definitive 2003 Proxy Materials with the Commission on or about April 18, 2003 and to commence mailing those materials to its stockholders on or about such date.

II. Summary of the Proposal

The Proposal states:

> That Farmer Mac provides a payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars year. This payment would be dedicated to the Public School Capitol Building fund, which is dedicated to rebuilding all schools in the DC School system. [*sic*]

The Proposal states that because Farmer Mac is a government-sponsored enterprise, Congress exempts it from paying any local or state income taxes. The Proposal maintains that because Farmer Mac has not been required to pay corporate taxes in the District of Columbia, other taxpaying businesses and individuals have been made to "make up the difference for this lack of revenue."

The Proposal continues, "Farmer Mac suffers from the perception that it is a poor corporate citizen and this has lead [*sic*] to increasing oversight from Congress." The Proposal's supporting statement maintains that Farmer Mac should voluntarily make payment in the amount specified in the Proposal to the Government of the District of Columbia to assist "in rebuilding every DC school" as a "measure [that] is calculated, in part, to assist in the reversal of this disturbing situation."

III. Grounds for Exclusion

A. The Proposal may be properly excluded because it failed to meet the deadline for submitting a shareholder proposal.

Rule 14a-8(e)(2) under the Exchange Act states that stockholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

Farmer Mac filed its 2002 Proxy Materials on April 19, 2002. Therefore, in order to be timely, shareholder proposals for Farmer Mac's 2003 annual meeting of stockholders must be received by Farmer Mac not less than 120 days before April 19, 2003. The Proposal was received by Farmer Mac on December 31, 2002 and, therefore, did not meet the deadline for submitting stockholder proposals established pursuant to Rule 14a-8(e) under the Exchange Act.

B. <u>The Proposal may be properly excluded because it relates to Farmer Mac's ordinary business operations.</u>

Rule 14a-8(i)(7) under the Exchange Act states that a company may exclude a stockholder proposal if it "deals with a matter relating to the company's ordinary business operations." The general policy underlying the "ordinary business" exclusion is the confinement of "the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meeting." This general policy rests on two central considerations: (i) certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight; and (ii) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *See* Exchange Act Release No. 40018 (May 21, 1998).

In its no-action letters relating to the application of Rule 14a-8(i)(7), the staff has generally held that if the shareholder proposal relates to a gift or charitable contribution to a specific type of organization or a particular cause, then the company may exclude such proposal under Rule 14a-8(i)(7). *See* Tyco Int'l, Ltd., *supra*, at *13-14. *See also* The Procter & Gamble Co., 2003 SEC No-Act. LEXIS 192 (Feb. 4, 2003); Bank of America Corp., 2003 SEC No-Act. LEXIS 122 (Jan. 24, 2003); Johnson & Johnson, 2003 SEC No-Act. LEXIS 64 (Jan. 15, 2003); T. Rowe Price Group, Inc., 2002 SEC No-Act. LEXIS 874 (Dec. 27, 2002) ("Decisions as to timing, amount and appropriate recipients of contributions are ordinary business decisions that are part of day-to-day operations."); Chris-Craft Indus., Inc., 1998 SEC No-Act. LEXIS 335 (Feb. 25, 1998); and McDonald's Corp., 1986 SEC No-Act. LEXIS 1699 (Jan. 23, 1986). This is in comparison to shareholder proposals that broadly or generally address "the *policy* issue of whether or not a company should make charitable contributions." Tyco Int'l, Ltd., 2002 SEC No-Act. LEXIS 831, *12 (Dec. 16, 2002) (emphasis added). In such cases, the staff generally has not permitted the exclusion of the shareholder proposal. *See* General Mills, Inc., 1998 SEC No-Act. LEXIS 662 (June 25, 1998); Aluminum Co. of America, 1997 SEC No-Act. LEXIS 1064 (Dec. 19, 1997).

Because the Proponent proposes that Farmer Mac make a "payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars a year . . . dedicated to the Public School Capitol Building [F]und [*sic*] . . . [,]" the Proposal attempts to micro-manage Farmer Mac by setting forth a specific amount and a specific recipient of contributions.

Therefore, the Company believes that the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials based on the staff's prior interpretations of Rule 14a-8(i)(7) relating to contributions because it relates to Farmer Mac's ordinary business operations and "micro-manages" Farmer Mac's business functions.

C. <u>The Proposal may be properly excluded because it is false and misleading.</u>

Rule 14a-8(i)(3) under the Exchange Act states that a stockholder proposal may be excluded if the proposal violates any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act. Rule 14a-9(a) states:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

For example, Rule 14a-9 states that misleading statements include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proposal is false and misleading in these respects:

(i) The Proposal states that Farmer Mac should make a payment of $100,000 a year to the "Public School Capitol Building Fund" by entering into an agreement with the Government of the District of Columbia. The Proposal further states that the "National Education Foundation" recently entered into a similar agreement and, supposedly, as a result, received "a great deal of positive publicity."

Based on extensive searches that we have conducted, including discussions with representatives of the D.C. government, we have been unable to determine whether the "Public School Capitol Building Fund" exists. Similarly, we have been unable to confirm the existence of the "National Education Foundation" or that any such entity made payment to the District of Columbia. In this respect, the inclusion of the Proposal in Farmer Mac's 2003 Proxy Materials would be false and misleading because it would propose making a payment to an organization that does not appear to be in existence, on the basis of a similar payment by another entity that also does not appear to exist.

(ii) The Proposal states, without any factual foundation, that "Farmer Mac suffers from the perception that it is a poor corporate citizen and this has lead [*sic*] to increasing oversight from Congress." The Proposal continues to state that to "reverse this trend" or "this disturbing situation," Farmer Mac should dedicate $100,000 to the District of Columbia Public School Capitol Building Fund.

Farmer Mac believes that the statements in the as to Farmer Mac being viewed by the public as a "poor corporate citizen" and that Farmer Mac has been subject to "increasing oversight from Congress" are both false and unsubstantiated.

Further, the Proposal suggests that Farmer Mac can "reverse" the alleged negative public perception and increased Congressional oversight (which Farmer Mac does not believe that it has) by making payment to the District of Columbia's Public School Capitol Building Fund. In this respect, not only is the Proposal misleading because the existence of the Public School Capitol Building Fund does not appear to be in existence, the Proposal expresses the Proponent's opinion without any factual support.

Because the Proposal may mislead Farmer Mac's stockholders receiving the 2003 Proxy Materials into believing that the Company is viewed as a "poor corporate citizen" and subject to increased Congressional oversight, and by suggesting that Farmer Mac will enjoy "positive publicity" by following the actions of the National Education Foundation in making payment to the Public School Capitol Building Fund, both entities which existence has not been verified, the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials.

D. The Proposal may be properly excluded because it violates Farmer Mac's federal charter.

Rule 14a-8(i)(1) under the Exchange Act states that a proposal may be excluded if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Furthermore, Rule 14a-8(i)(2) under the Exchange Act states that a proposal may be excluded "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

As stated above, Farmer Mac is a federally chartered instrumentality of the United States established by the Agricultural Credit Act and its operations are governed by federal statute. In stating the duties of Farmer Mac's board of directors, the Act provides that "the Board shall – (A) determine the general policies that shall govern the operations of [Farmer Mac]; . . . and (C) assign to such persons such executive functions, powers, and duties as may be prescribed by the bylaws of [Farmer Mac] or by the Board." 12 U.S.C. § 2297aa-3. Thus, the Act provides that Farmer Mac's board of directors is vested with the authority to make decisions as to Farmer Mac's policies and operations and to designate such persons to ensure that its proper functions and duties are carried out.

By virtue of the above statutory provisions, shareholders may not require Farmer Mac's board of directors to take any action the discretion over which is committed exclusively to the board of directors itself. Contrary to this premise, the Proposal states:

> That Farmer Mac provides a payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars year. This payment would be dedicated to the Public School Capitol Building fund, which is dedicated to rebuilding all schools in the DC School system. [*sic*]

The Proposal, without further qualification or precatory language, mandates that Farmer Mac make payment of $100,000 to the District of Columbia Public School Capitol Building Fund. Because the Proposal does not "recommend" or "request" that the board of directors make payment to the District of Columbia, the mandatory directives contained in the Proposal usurps the authority granted to Farmer Mac's board of directors' under the Act to determine the policies that will govern Farmer Mac and to assign executive functions, powers and duties to such persons as it sees best. *See* Rule 14a-8(i)(1) under the Exchange Act. Because the Proposal, if implemented, would be improper under Farmer Mac's federal charter and would contravene the Agricultural Credit Act, the Proposal may be properly excluded pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2) under the Exchange Act.

E. <u>The Proposal may be properly excluded because it serves to benefit the Proponent and not Farmer Mac's stockholders at large.</u>

Rule 14a-8(i)(4) under the Exchange Act states that a company may exclude a shareholder proposal if "the proposal . . . is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large."

Exchange Act Release No. 19135 states that stockholder proposals under Rule 14a-8 under the Exchange Act are intended to allow stockholders a way to communicate with other stockholders "on matters of interest to them as security holders." Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19,135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,262, at 85,351 (Oct. 14, 1982). However, Rule 14a-8 was

> not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

Id. Furthermore, while the proposal may relate to matters that are of a general interest to all shareholders, the proposal may be excluded if "the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *Id.* at 85,352. *See also* Johnson & Johnson, 2003 SEC No-Act. LEXIS 64 (Jan. 15, 2003); The Procter & Gamble Co., 2003 SEC No-Act. LEXIS 192 (Feb. 4, 2003).

While the Proposal, on its face, appears that it may address matters of interest to all stockholders, such as Farmer Mac's tax-exempt status in Washington, D.C. or contributions to promote education, in reality, the Proposal is merely an attempt by the Proponent to further his own political interests. The Proponent, a re-occurring political candidate in Washington, D.C. and former "shadow representative" to the U.S. House of Representatives, is an proponent of statehood for the District of Columbia and actively participates in the "Taxation without Representation" campaign in Washington, D.C., which seeks to bring wider public attention to the D.C. statehood movement.

Although Farmer Mac maintains its principal executive offices in Washington, D.C., it has stockholders residing throughout the nation who are little, if at all, affected by the D.C. statehood movement. Thus, the Proposal is not one that addresses matters of interest shared by Farmer Mac's stockholders at large. Furthermore, Farmer Mac believes that the Proposal is an effort by the Proponent to serve his own personal interest by bringing national attention to the D.C. statehood movement and bolstering his own public recognition. *See* International Business Machines Corp., 1994 SEC No-Act. LEXIS 140 (Jan. 31, 1994). Accordingly, the Proposal may be properly omitted pursuant to Rule 14a-8(i)(4) under the Exchange Act.

V. <u>Conclusion</u>

For the foregoing reasons, we respectfully request that the staff concur in our opinion that the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials. In order to allow Farmer Mac to complete the mailing of its 2003 Proxy Materials in a timely manner, we would appreciate receiving your response as soon as possible.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,

Abbie Arms

Abigail Arms

<u>Enclosures</u>:

<u>Exhibit A</u>: Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 31, 2002.

cc: Jerome G. Oslick, Esq.
John Capozzi

EXHIBIT A

Shareholder resolution for Farmer Mac (AGM A, AGM C) 2003

Submitted by John Capozzi, shareholder of 200 shares, class A and 200 shares of class C stock
202-544-0821 or 202-321-5079c

That Farmer Mac provides a payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars a year. This payment would be dedicated to the Public School Capitol Building fund, which is dedicated to rebuilding all schools in the DC School system.

Reason: Farmer Mac is exempt from local corporate income tax. If their exemption were repealed Farmer Mac could be liable to pay 10% of their total income, which would total approximately 1 million dollars a year.
As a Government Sponsored Enterprise (GSE), Farmer Mac is provided with a Congressional exception to paying any local or state income taxes. As a District of Columbia based entity, they have never paid any corporate taxes to the District. District businesses and individual taxpayers must make up the difference for this lack of revenue.
Farmer Mac suffers from the perception that it is a poor corporate citizen and this has lead to increasing oversight from Congress. To reverse this trend, Farmer Mac should voluntarily enter into an agreement with the Government of the District of Columbia to make a payment in Liu of Taxes that would assist in rebuilding every DC school.
The National Education Foundation recently entered into a similar Payment in lieu of taxes agreement with the District of Columbia with a result of a great deal of positive publicity.
This measure is calculated, in part, to assist in the reversal of this disturbing situation.

LAW OFFICES OF

Paul Strauss & Associates, P.C.

SUITE 800 • SOUTH BUILDING
601 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004

(202) 220-3100
FAX (202) 220-3103

PAUL E. STRAUSS
RICHARD J. BIANCO*
RONALD L. VAVRUSKA JR.#

* ALSO ADMITTED IN NEW JERSEY
# ALSO ADMITTED IN MASSACHUSETTS

RECEIVED
2003 MAR 27 PM 5:57
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 27, 2003

RE: Farmer Mac Shareholder John Capozzi's Opposition to Farmer Mac's No-Action Request of March 18, 2003

VIA FACSIMILE AND HAND DELIVERY

Ms. Grace Lee
Special Counsel
United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
Mail Stop 0402
450 5th St., NW
Washington, DC 20459

Dear Ms. Lee,

On behalf of John Capozzi a shareholder of the Federal Agricultural Mortgage Corporation ("Farmer Mac") please accept the following in response to the March 18, 2003 no-action request made on behalf of Farmer Mac.

Mr. Capozzi requests that the no-action relief made by Farmer Mac be denied and that his proposal be included in the 2003 Proxy Materials presented to Farmer Mac's shareholders in anticipation of their annual meeting.

In accordance with Rule 14a-8(k), enclosed are six copies of this letter with attachments.

I. Background

Farmer Mac's request for no-action relief arises from Mr. Capozzi's shareholder proposal ("Proposal") for inclusion in the 2003 Proxy Materials. Mr. Capozzi's proposal would require Farmer Mac to make a payment of $100 Thousand dollars per year to an entity of the District of Columbia Government in compensation to the District of Columbia for Farmer Mac's federally mandated tax-exempt status. The reasoning for the Proposal was a belief that, by not contributing to the District of Columbia while accepting its services, Farmer Mac was being a poor corporate citizen of the District of Columbia. This could lead to a bad reputation in the community resulting in increased congressional oversight of Farmer Mac and other like institutions. Increased congressional oversight could lead to increased costs and result in diminished shareholder value.

Farmer Mac opposes the inclusion of the Proposal. In its request for no-action relief, Farmer Mac asserts the Proposal may be excluded from its Proxy Materials because it is untimely[1], relates to ordinary business operations as defined under Rule 14a-8(I)(7), is false and misleading, violates Farmer Mac's federal charter and serves to benefit Mr. Capozzi as opposed to Farmer Mac's shareholders at large.

Mr. Capozzi opposes Farmer Mac's request for no-action relief and requests the Commission's staff deny the relief sought.

II. Discussion

A. Farmer Mac's Opposition to the Proposal is Untimely

Mr. Capozzi opposes Farmer Mac's no-action request because it falls outside the time limits imposed by SEC Rules. Rule 14a-8 time requirements must be complied with when a company decides to exclude a shareholder proposal from its proxy materials. Failure to meet the deadlines requires a "good cause" showing by the company for such failure.

Rule 14a-8 contains strict time deadlines. Rule 14a-8(f)(1) states that the company may exclude a proposal provided it has notified the shareholder of the problem, and the shareholder has failed in correcting it. This notification must be in writing and sent to the shareholder within 14 days of its receipt by the company. The company must also give notice to the shareholder of the time for his or her response. The exception to this requirement is if the deficiency is one that cannot be remedied such as failure "to submit a proposal by the company's properly determined deadlines." *Id.*

Furthermore, deadlines are imposed on companies requesting no-action relief when moving to exclude shareholder proposals from their proxy materials. Rule 14a-8(j)(1) requires that the company wishing to exclude a shareholder proposal must "file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." The sole exception to this strict deadline is if the company demonstrates "good cause" for missing the deadline.

Farmer Mac has missed all relevant deadlines for objecting to Mr. Capozzi's proposal. Mr. Capozzi submitted his proposal to Farmer Mac before the end of 2002. Farmer Mac did not respond to Mr. Capozzi's submission until its March 18, 2003 no-action request. Farmer Mac, in it's letter requesting no-action relief, represents that it anticipates filing its proxy materials with the Commission "on or about April 18, 2003." The 80-day deadline for requesting no-action relief occurred well before March 18, 2003, the date of Farmer Mac's letter. Farmer Mac's no-action request failed in giving any justification or acknowledgement of the missed deadline.

Therefore, Farmer Mac should be denied any no-action relied regarding its decision to exclude the Proposal from its 2003 proxy materials. It has failed to comply with regulatory requirements that it respond to the Proposal within 14 days of its submission to the company. In addition, it failed in submitting its request for no-action relief within 80 days of its anticipated filing of its proxy materials with the Commissions. These failures, without any showing of just cause should prevent the Commission staff from granting Farmer Mac the no-action relief it requests.

B. The Proposal is of the kind allowed by Rule 14a-8 and should be included in Farmer Mac's proxy materials

[1] According to Ms. Lee of the Chief Counsel's office in a telephone call on March 25, 2003, Farmer Mac has dropped this basis for opposing Mr. Capozzi's proposal. Accordingly, that argument will not be addressed in this letter. However, if this argument is revived, Mr. Capozzi requests adequate opportunity to address this issue.

The Proposal is a proper resolution that Farmer Mac's shareholder should have the opportunity to consider in their proxy materials. Shareholder proposals are presumptively valid and companies are required to include them in their proxy materials provided the proposal does not fall within certain regulatory rationales for their exclusion. The Proposal does not fall within any exclusion and Farmer Mac should be denied any no-action finding if it proceeds with its plan to exclude it.

Generally, shareholder proposals are allowed provided the shareholder meets the eligibility and timeliness requirements. The policy behind Rule 14a-8 is provide a shareholder owning relatively meager amount of a company's stock to have his or her proposal presented to the company's shareholders alongside those of management. *Division of Corporation Finance: Staff Legal Bulletin No. 14A Shareholder Proposals (July 12, 2002).* Consequently, the company is required to place the shareholder's proposal in its proxy materials unless the shareholder does not comply with the procedural requirements of Rule 14a-8 or the proposal "falls within one of the rule's 13 substantive bases for exclusion." *Id.*

One of the bases for exclusion is if the proposal is if the proposal "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(7). The reason for this exclusion is a recognition that some matters are best left to the management and the board of directors of a company, and thus, are "impracticable for shareholders to decide how to solve such problems at an annual shareholder meeting." *Amendments to Rules on Shareholder Proposals Exchange Act Release 34-40018 at 5 (May 21, 1998).* Two considerations underlie this exclusion. First is recognition by the Commission that certain decisions are so basic to management's ability to run a company on a daily basis, that they could not be subject to shareholder oversight. *Id at 6.* Examples provided by the Commission include hiring and termination of employees, decisions on production quality and quantity and supplier retention. *Id.* The second consideration relates to the degree to which a proposal seeks to micro-manage the company by "probing too deeply into matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id (footnote omitted).*

However, the Commission recognizes a social policy exception to Rule 14a-8. In its Final Rule Release, the commission noted that "proposals relating to [ordinary business operations] but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcended the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *Id (footnote omitted).* The Corporate Finance division of the SEC recognizes public debate on an issue as one of the factors for use in determining if a shareholder proposal raises such significant social policy issues. *Corporation Finance: Staff Legal Bulletin No. 14A at 2.*

The Proposal at issue in this case does raise significant social policy issues and should be included in Farmer Mac's proxy materials. The Proposal would have Farmer Mac make a payment of $100 thousand to the District of Columbia in compensation of the DC government's congressionally mandated prohibition on assessing any corporate income taxes on Farmer Mac. The proposal recognizes that Farmer Mac receives services from the District of Columbia and that, by not paying any taxes, it is requiring the citizens of that city to make up for this lost revenue. The proposal argues that by taking these services without contributing to their payment, Farmer Mac is perceived as a "poor corporate citizen" and this perception could lead to increased congressional oversight of Government Sponsored Enterprises such as Farmer Mac. Increased congressional oversight could result in increased costs to Farmer Mac, which would result in less value to Farmer Mac shareholders. To reverse this trend, the Proposal would have Farmer Mac make annual donations to the District of Columbia school system.

Improving school systems is a serious social issue. It is commonplace knowledge that the nation's school systems are under-funded and that the school systems of the cities are the most under-funded. The proposal seeks to address this issue by having Farmer Mac make an annual donation to the District of Columbia school system. This donation would provide valuable services to students in the system and raise the educational level of the citizenry of the District of Columbia. For example, the National Education Association ("NEA") stated that $1 million would provide "textbooks for every third, fourth and fifth grader in D.C. schools. *NEA Press*

Release: National Educational Association Pledges $1 Million to D. C. Treasury (September 23, 1997) (attached at "Exhibit A").

Tax-exempt status for certain entities is a matter of debate within the District of Columbia. In 1997 there was a movement in congress to repeal the property tax exemption of organizations such as the NEA. This debate in Congress compelled the NEA to pledge $1 million to the District of Columbia with the wish that the money would go towards improving the DC school system. The President of the NEA, Bob Chase, recognizes such a payment would be a step towards "taking responsibility for American's children -- the students across the country, and here in our neighborhood." *Id.* The NEA felt such a payment would be in furtherance of its goal of being "a good neighbor to the nation's capital city." *Id.*

Consequently, the proposal is of a serious social issue and should be presented to Farmer Mac's shareholders. The proposal seeks to address the plight of D.C. schools and at the same time quiet debate about the appropriateness of the tax-exempt status for entities such as Farmer Mac. In addition, the proposal would ameliorate any perception that Farmer Mac is a bad corporate neighbor because of its lack of contribution to the services being provided by the DC government.

Farmer Mac, in its no-action request, admits that the issue of whether a company should make charitable contributions in general is one on which the shareholder may vote. Farmer's Macs objection to the Proposal is that it attempt to make a contribution to a particular charity and that a targeted donation is not an issue for its shareholders. Farmer Mac's perception is incorrect; however, the reason is not one of Farmer Mac's doing.[2] When creating the proposal, Mr. Capozzi believed the "Public School Capitol Building fund" was the governmental based fund responsible for administering the budget of the District of Columbia school system. Since the proposal's submission to Farmer Mac, he learned that the correct name is the Capital Improvement Program. Mr. Capozzi's intention was always to benefit the DC school system and not a particular charity when making his proposal and is willing to make the necessary changes to the Proposal to clear it of any confusion.[3]

Therefore, the Proposal should proceed to shareholder vote provided it is amended to clarify the donation is one to the DC school system and not a single charity.[4] The Proposal addresses a serious social issue, the improvement of the DC School system. It will address an area of debate, the wisdom of allowing certain entities to enjoy tax-exempt status within the District of Columbia. Last, the proposal would not benefit any targeted charity but its donation would be to the DC government's public school system. Proposals such as the one at issue in this case are of the type the Commission envisioned when amending Rule 14a-8, and consequently, Farmer Mac's request for no-action relief should be denied.

C. The proposal is not misleading and should be proceed to shareholder vote

The Proposal is not misleading and is appropriate under the Commission's rules. The proxy rules do not require a proposing party to present a case for their reasons for a shareholder proposal. Rather, the wisdom of the proposal is one for the shareholders.

False or misleading shareholder proposals may be excluded from a company's proxy materials. Rule 14a-9(a) prevents proposals that are false and misleading from being included in proxy materials. Examples provided by the rule include those that "impugn[] character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

---

[2] However, had Farmer Mac had any communication with Mr. Capozzi before its no-action request, this and any other perceived defects could have been addressed.

[3] For the Commission staff's convenience, a proposed amended copy of the proposal is attached as Exhibit E.

[4] The Commission staff is empowered with the authority to request revisions to shareholder proposals when making no-action responses. Staff Legal Bulletin No. 14 (Shareholder Proposals) at 20.

The Proposal is not misleading. In the reason stated for making the Proposal, it states there is a perception that Farmer Mac is a poor corporate citizen. This perception is derived from the fact that Farmer Mac is an entity exempt from District of Columbia taxes while receiving the benefits accorded to tax paying corporations within the District of Columbia. The perception of whether a company is a poor corporate citizen is, by its very essence, one of subjectivity. Any proposal regarding the improvement of such a perception is best left to the shareholders who are the beneficiaries of any enhanced standing in the community.

Furthermore, there is evidence suggesting that the tax-exempt status of for-profit corporations, such as Farmer Mac is coming under increased federal scrutiny. The NEA, in its press release announcing a million-dollar contribution to the District of Columbia, mentioned legislation pending in congress that would remove real estate property tax exemption from some companies. Furthermore, advocates such as Ralph Nader have criticized Fannie Mae, a Government Sponsored Enterprise ("GSE") similar to Farmer Mac, in testimony before Congress for its refusal to pay any money in lieu of taxes to the District of Columbia. *Testimony of Ralph Nader before the Committee on Budget, U.S. House of Representative, Exhibit B at 2; see also, exhibits C and D for additional calls for increased Congressional oversight of GSEs.* Preventing removal of the tax exemption currently enjoyed by Farmer Mac could be one of the benefits of the Proposal. The valuation of these benefits is something the shareholders should be allowed to consider.

Consequently, the Proposal is one that deserves shareholder consideration. There is no requirement that a shareholder making a proposal present evidence supporting the rationale behind the proposal. Instead, it is the duty of the shareholders as a group to evaluate the merits of the proposal and decide with their votes whether the case has been made for its advisability. Farmer Mac should be denied its no-action request and the Proposal should be included in its 2003 Proxy Materials.

D. The proposal would benefit the school children of the District of Columbia and is proper.

The proposal's purpose is the benefit the public school system of the District of Columbia. It would do this by having Farmer Mac make an annual $100 thousand contribution to the DC school system. The Proposal's benefits would flow directly to the student of the public school system and would not benefit Mr. Capozzi.

Farmer Mac attempts to make hay out of its argument that because of Mr. Capozzi's long standing support for the DC statehood movement, he would benefit from the proposal in an ancillary way, and therefore, excluding the Proposal is proper. Rule 14a-8(i)(4) states that a proposal may be excluded if it, among other things, "is designed to result in a benefit to [the shareholder], or to further a personal interest, which is not shared by the other shareholders at large." By their very nature, shareholder proposals, especially those that address social issues, are meant to benefit some personal view of the shareholder. Whether it be an employment matter such as in Cracker Barrel, plant closings, manufacture of tobacco products or executive compensation. *See, SEC release 34-40018 at 5.* Such ancillary benefits could not have been the Commission's purpose when adopting 14a-8(i)(4). In fact, the Commission proposed a change to the Personal Grievance Exclusion that would have given the Commission staff the option of a "no-view" decision on whether a proposal would benefit a shareholder but rejected it when commentators in the shareholder community objected because they feared companies would use the proposed change to block social issue proposals. *Id. at 12-13.*

Consequently, the Proposal does not become improper because of any perceived indirect benefits to Mr. Capozzi. Shareholders proposals, by there very nature, are meant to further some interest of the proposing shareholder. As Mr. Capozzi is not an employee, or other beneficiary of the DC school system, he is not receiving any direct benefits from the Proposal. Farmer Mac's reasoning on this point is attenuated and it should not be granted the no-action relief it seeks.

E. The Proposal would not violate Farmer Mac's federal charter

The Proposal is proper and would not violate any state or federal law under which Farmer Mac operates. Farmer Mac is a GSE that is required to operate under certain statutes that govern its existence. However, there is nothing in the statute that indicates its board of directors or management was empowered with authority beyond that of a non-GSE entity. Therefore, Farmer Mac should be denied the no-action relief it seeks or, in the alternative, if there is some strict requirement that would prevent a shareholder proposal such as presented here, Mr. Capozzi be allowed to amend his proposal.

III. Conclusion

For the foregoing reasons, Mr. Capozzi requests the SEC Staff deny the no-action relief sought by Farmer Mac in its March 18, 2003 letter seeking to exclude Mr. Capozzi's shareholder proposal from Farmer Mac's 2003 proxy materials.

Should there be any questions as to any of the forgoing, please contact the undersigned at the above address or telephone number. Thank-you for your attention in this matter.

Sincerely,

Ronald L. Vavruska Jr.

cc: Ms. Abigail Arms
Shearman & Sterling
801 Pennsylvania Ave, NW
Washington, DC 20004-2604

FOR IMMEDIATE RELEASE

EXHIBIT A

September 23, 1997

National Education Association Pledges $1 Million to D.C. Treasury;

Forfeits Property Tax Exemption for Local Students, Schools

WASHINGTON, D.C. -- National Education Association (NEA) President Bob Chase today endorsed the repeal of the Association's real estate property tax exemption and committed to pay $1.1 million in property taxes on its 16th Street headquarters to the cash-strapped District of Columbia government. With District schools facing desperate conditions, Chase urged city leaders to reserve the funds for D.C. school improvement.

"Although we can't direct where this million dollars will go, it is our deep hope that it will be earmarked to help the District's thousands of schoolchildren," said Chase. "A million dollars would pay for textbooks for every third, fourth and fifth grader in D.C. schools. And a million dollars would provide more than 66,000 new hard cover books for the District's public libraries."

Chartered by Congress in 1906 to promote the cause of public education and elevate the character of the teaching profession, NEA now shares its property tax-exempt status with close to 30 other D.C. organizations, including two groups -- the American Chemical Society and the National Geographic Society -- at the same intersection where the NEA headquarters is located.

As a sign of NEA's commitment to the District, Chase outlined the Association's 20-year struggle to be a good neighbor to the nation's capitol city. "Despite this exemption, as far back as the 1970s, NEA attempted to work with the District of Columbia to find a way to make additional payments to the city government," Chase explained.

In the most recent effort, Chase said, NEA answered the call last year when the late D.C. Council Chair Dave Clarke proposed legislation for an annual payment in lieu of taxes (PILOT) program. The Association made an initial $100,000 payment at the time and encouraged other tax-exempt organizations to do the same.

"Today, the NEA is once again stepping up to the plate," said Chase. "We want to end the political gamesmanship taking place on Capitol Hill and move forward on the education issues the American people believe are important -- assuring schools are safe, setting high, consistent standards, and providing programs kids need to be successful."

The Association currently contributes to the city treasury through fees, sales, and use taxes, and revenue generated from the professional and personal activities of its employees and members. Legislation now pending in Congress would remove NEA's real estate property tax exemption allowing NEA to expand its level of support.

"We have long believed that we should fulfill our responsibilities as a part of the community," Chase stressed, "but we have opposed frivolous attempts to repeal our charter. If Congress considers legislation that will make it possible to pay our taxes -- without attaching unrelated provisions that would harm D.C. children -- we will gladly support it."

Chase said NEA will direct its lobbying efforts toward ensuring its tax payment is targeted for D.C. schools and much-needed books, materials, equipment, and personnel. "Our action today is another step toward taking responsibility for America's children -- the students across the country, and here in our neighborhood."

###

The National Education Association is the nation's largest professional employee organization, representing more than 2.3 million elementary and secondary teachers, college faculty, school administrators, educational support personnel, retired educators, and students preparing to become teachers.

Testimony of Ralph Nader Before the Committee on Budget, U.S. House of Representatives

GOVERNMENT SPONSORED ENTERPRISES

Government sponsored enterprises (GSEs) are stealth recipients of corporate welfare. Instead of cash or federal tax subsidies, GSEs like Fannie Mae and Freddie Mac receive their government largesse in the less obvious form of credit enhancements.

Thanks to their extensive links to the federal government, Fannie and Freddie borrow money in the markets at almost the same rate as the U.S. Treasury, something that no competitor can come close to matching.

Like other GSEs, much of the risk of these housing finance enterprises remains with the federal government while the profits flow to private shareholders.

It is true that the secondary market operations of these GSEs provide an important service by improving access to mortgage credit by home buyers and stabilizing the mortgage market. The GSEs obtain funds from the bond markets and acquire mortgages from local lenders. The process ensures that home buyers can tap into the nation's savings pool for mortgage financing.

Could these functions be carried out without government subsidy? Could private corporations -- without links to the government and without corporate welfare -- perform the same functions? These are questions meriting close Congressional scrutiny.

The key to Fannie and Freddie's phenomenal profits and soaring stock values is the financial market's perception that there is an implicit government guarantee behind the obligations of these corporations.

There are good reasons for the financial market's belief that the U.S. Treasury and the taxpayers would be the fall guys in the event of a default. Here are some of the GSEs links to the federal government:

• Fannie and Freddie each have a contingency fund of $2.25 billion that can be drawn from the U. S. Treasury.

• Their securities are government securities for the purposes of the Securities Exchange Act of 1934.

• Their securities serve as eligible collateral for Federal Reserve banks' discount loans.

• The securities are exempt from registration under the Securities Act of 1933.

• The Secretary of the Treasury approves the issues.

• The Federal Reserve is the fiscal agent for the issues.
• Their obligations are eligible for unlimited investments by national banks and state bank members of the Federal Reserve as well as by federally insured thrifts.

Both Fannie and Freddie are exempt from local and state taxes -- another benefit that clearly falls under the rubric of corporate welfare. (Even when the District of Columbia was struggling on the edge of bankruptcy, Fannie Mae refused to cough up a dollar in lieu of local income taxes).

There are varying opinions about how much these links, and resulting savings on borrowings, mean to Fannie and Freddie. Fannie Mae Chairman and CEO Franklin Raines concedes there are "benefits" (he prefers the word "benefits" to "subsidies"), but does not assign a dollar figure to the government ties.

However, the Congressional Budget Office (CBO) conducted an extensive study of Fannie and Freddie entitled "Assessing the Public Costs and Benefits of Fannie Mae and Freddie Mac." CBO estimated that the credit enhancement stemming from the government links was at least $6.5 billion in 1995.57

According to CBO, Fannie and Freddie pass only part of that subsidy on to home buyers -- about $4.4 billion -- with the remainder of the credit enhancement subsidy pocketed by private shareholders, the corporations' executives and lobbyists.58 In other words, for every $2 delivered to home buyers, Fannie and Freddie take $l of the subsidy for themselves.

CBO estimates that in 1995, about 40 percent of the of the earnings of Fannie and Freddie could be traced to the benefits of their government-sponsored status.59

These corporations have prospered under their GSE status and credit enhancement subsidies. Fannie Mae's stock appreciated 1,053 percent between 1989 and 1998. Freddie's stock appreciation was even greater, 1,260 percent. Sixteen years ago, Fannie Mae had a market value of $500 million. Today, the corporation is worth $70 billion.

In the process, Fannie and Freddie have become the dominant force in the housing finance market.

It is obvious that some of the subsidy derived from their GSE status is being used, not for home buyers, but to increase corporate power and control over all facets of the mortgage business.

Will this growing duopoly enjoyed by Fannie and Freddie stifle competition by private companies -- competition that might reduce costs and encourage innovation in a variety of mortgage products?

Not only stockholders, but officials of Fannie Mae and Freddie Mac are enriched by the subsidy.

In 1997, for example, Jim Johnson, Fannie Mae's chairman, received $5,441,232 in salary, bonuses, stock options and other compensation. His predecessor walked away with a whopping severance package worth more than $20 million. Lawrence Small, President and CEO, received salary, bonuses and stock options of $2,948,751 in 1997. Jamie Gorelick, after leaving the Justice Department as Deputy Attorney General in May 1997, was the recipient of $1,850,993 in salary, bonuses and stock options as Vice Chair of Fannie Mae during the last eight months of the year. She had no previous experience in housing finance.

The directors and officers of Fannie and Freddie have long enjoyed lucrative stock options. At the end of 1995, according to the CBO, executive officers and directors of Fannie Mae owned 1.6 million shares of the corporation. In Freddie Mac's case, CBO said executive officers and directors owned 695,000 shares of their corporation. In addition, the compensation agreements with officers of both corporations include generous options on hundreds of thousands of additional shares worth millions of dollars.

All of the Government Sponsored Enterprises are huge issuers of debt. Fannie and Freddie along with two other GSEs -- the Federal Home Loan Bank System and the Farm Credit System - - issued $1.62 trillion of debt during the first quarter of this year.

The Federal Home Loan Bank System has been under fire from the Treasury Department for its borrowing practices. The FHLB System has used its ability as a GSE to borrow cheaply and engage in arbitrage by making investments in non-housing related investments.

But the champion of the arbitrage games among the GSEs has to be Farmer Mac, the newest addition to the rank of Government Sponsored Enterprises. The General Accounting Office reports that Farmer Mac holds $1.18 billion of investments unrelated to its agricultural finance mission -- or 61 percent of its assets.

House Banking Committee Chairman Jim Leach calls it "unconscionable" for a government sponsored enterprise to have more than three-fifths of its assets in non-mission related activities.

"When a governmentally-privileged institution, that is established to serve farmers, abuses its status by investing disproportionately in arbitraged financial investments rather than agricultural loans, the Treasury and the Congress have an obligation to review its management practices," Mr. Leach says.

Chairman Leach is right about Farmer Mac. But Farmer Mac is but one small corner of the GSE story, particularly compared to the mammoth operations like Fannie and Freddie. All of these GSEs enjoy a special status because of their links to the federal government -- they all enjoy benefits because of the market's perception that the U. S. Treasury and the taxpayers stand behind their obligations -- a fail-safe status that leaves the federal government with the risk and the shareholders and the GSE executives with the profits.

The Congress should undertake a top-to-bottom review of all the Government Sponsored Enterprises. Are these hybrid half government, half private entities needed to meet credit needs? How well do they meet their statutory missions in specific sectors? And how much of their operations are devoted, not to their missions, but to playing the market in outlandish and unneeded arbitrage games? How much of their subsidy is used to benefit consumers, and how much is siphoned into shareholder profits and bloated executive compensation arrangements? Are existing capital standards adequate?

Addressing these problems will require confronting the familiar issue of corporate welfare beneficiaries' political influence. Some of the GSE subsidies intended to lower costs for home buyers are being diverted to build political and lobbying power designed to make it difficult, if not impossible, for the Congress to provide (or for the public to demand) proper oversight or regulatory improvements which would protect the public, increase support for affordable housing or ensure open competition in the mortgage market.

A report by the Campaign Reform Project reveals that Fannie and Freddie were some of the largest political soft money donors -- more than $900,000 in the 1997-1998 election cycle. This is in addition to contributions by key employees.

Many of Washington's premier law firms show up on the GSEs' list of lobbyists along with former Members of Congress like Senator Steve Symms, Representative Vin Weber and Representative Tom Downey. The lobbying lists have included Ken Duberstein, former chief of staff to President Reagan, Nicholas Calio, President Bush's Congressional liaison and Michael Boland, former aide to Senate Majority Leader Trent Lott.

EXHIBIT C

CURRENCY

Committee on Banking and Financial Services

James A. Leach, Chairman

For Immediate Release:
Tuesday, October 3, 2000

Contact: David Runkel or
Brookly McLaughlin (202) 226-0471

Opening Statement
Of Rep. James A. Leach
Chairman, House Banking and Financial Services Committee
Hearing On
The Farm Credit Administration's National Charter Initiative

The Full Committee meets today to examine - and challenge - the Farm Credit Administration's recent national charter initiative.

The Farm Credit System (FCS) consists of a nationwide network of borrower-owned, cooperative lending institutions that provide credit to farmers and ranchers for land, equipment, and other farming related expenses. It is the oldest but not the largest of the family of government-sponsored enterprises, popularly referred to as "GSEs," that include such major enterprises as Fannie Mae and Freddie Mac. The historical mission of the FCS - to serve America's farmers and ranchers - is credible, indeed of immense consequence to rural America.

Although the Banking Committee has broad jurisdiction over GSEs and issues involving credit and financial assistance to various sectors of the economy, it is unlikely that the Farm Credit System would have drawn any serious Committee attention during this session had the FCA not decided unilaterally, without formal rulemaking, to begin issuing national charters to institutions that now operate within specified geographic boundaries. The FCA took this action by issuing a "booklet" instead of a rule and is wasting no time in moving ahead with its plans. The FCA has promised the various lending "associations," as they are called, that if their applications were submitted by this past weekend, September 30, they would be guaranteed timely agency review so that new national charters could simultaneously take effect January 1, 2001. As of the latest information I have from the FCA, 131 of the 158 FCS direct lending associations - 82.9 percent - have already applied for such a charter.

Seldom have I witnessed a more blatant instance of administrative agency hubris. By fiat, the FCA has essentially excused itself from the inconvenience of formal notice and comment procedures which protect the public from administrative mischief. On June 23, 2000, I wrote to FCA Chairman Reyna, urging him to suspend the national charter initiative until proper rulemaking procedures are put in place and there is adequate opportunity for Congressional scrutiny and oversight. In response, Chairman Reyna agreed to publish the FCA booklet in the Federal Register but made clear that this was not to be interpreted as formal rulemaking. I'd like to request unanimous consent that both letters be included in the hearing record.

Since receiving the FCA response, I have asked the General Accounting Office (GAO) to conduct an independent review of the FCA's decision making procedures and determine whether the national charter initiative is subject to provisions of the Administrative Procedure Act (APA) and the Congressional Review Act. We are awaiting the GAO's judgement.

Apart from process issues, the substantive implications of this new policy are extraordinary. In a broad context, I would stress that the push for national charters is a reflection of the continual self-generated urge of all GSEs to use their government-granted privileges to expand the breadth and scope of their activities in ways that distort the American market system. The irony is that this country has the largest, most vibrantly competitive private sector financial system in the world, but without governmental oversight and restraint, GSEs - whether they be in housing or agriculture - have a natural tendency to push into new market-skewing areas and activities. The question is whether this befits or distorts our financial system. In the case of the FCA and national charters, I have my doubts about any benefit.

National charters will provide license for expansive out-of-territory lending without a demonstrated public policy purpose or market need. There is also significant risk that FCS institutions will increasingly cater to the activities of large agricultural conglomerates to the disadvantage of the family farmer. In fact, the national charter provides the potential for a large agricultural interest to establish dominant sway over a single FCS institution to serve its needs on a national basis, contrary to the intent of Congress which established the system to serve small family farmers in a generally cooperative fashion. Likewise, a commercial company might approach a FCS entity and suggest it should lend nationwide to itself or its customers in rural or smaller town settings.

Despite the express direction of the FCA Board that institutions with national charters must continue to serve the needs of farmers in their local service areas (LSAs), it is hard to believe that national charters won't risk diluting FCS institutions' commitment and capacity to serve local agricultural producers - which should, after all, not only be their first, but their only, mission.

Unfortunately, the FCA may not, even now, be serving the small farmer well. According to a February 1999 article by the Economic Research Service of the U.S. Department of Agriculture, entitled, "Who Holds Farm Operator Debt?" the average borrower from the FCS is not the small family farmer. Agricultural Resources Management Survey (ARMS) data, say the authors, have "consistently shown that FCS loans are more likely to go to larger farm operations." The article also goes on to report that FCS borrowers on average "tend to be more financially secure than many other indebted farm operators," and that "Indebted farms borrowing primarily from the FCS have higher net worth and somewhat lower leverage ratios than all indebted farmers." The irony is that national charters are more likely to accelerate rather than retard the movement by the FCS away from family farm lending.

The FCA has touted the national charter initiative as an effort to deregulate and promote intra-system competition. Questions exist, however, whether national charters will simply facilitate "cherry picking" and predatory pricing by large FCS institutions at the expense of local FCS institutions, and magnify the role of government-privileged institutions at the expense of the private sector. A fundamental change in the character of the FCS system from one of local service to unlimited national scope could significantly alter the rural financial landscape, perhaps in ways we cannot now anticipate.

There is also concern that a shift to national charters could translate into new safety and soundness risks as FCS institutions venture into geographical areas in which they may be inadequately prepared to assess and manage risk. Historically, real estate management and lending (other than secondary market) is best understood locally and regionally rather than nationally. This new FCS approach defies the American experience. What evidence is there that all the Farm Credit System institutions that have applied for national charters are, in fact, competent to implement nationwide lending programs on a safe and sound basis? It is also questionable whether FCA examiners will be adequately prepared to conduct the kinds of safety and soundness exams of institutions which, under a national charter, could engage in more complex and remote lending operations across the nation.

What is particularly troubling is the implication that concomitant with the establishment of national charters is the reduction of GSE accountability to its historical lending base and the taxpayers who underwrite system assets and risk. Inevitably, nationally chartered GSEs can be expected to attempt to expand their powers by expanding the scope of lending activities. At issue isn't just the notion that a FCS entity in New York might want to compete with an Iowa FCS entity for Nebraska farm loans, but the prospect that each might get into commercial loans of one kind or another. No one has the foggiest idea how much larger will the demands be in the Treasury's borrowing markets. But if the step contemplated is implemented, and if national charters are accompanied by a devolution of GSE decision-making on powers, the GSE system could become an even larger and more aggressive financial behemoth. Our financial market system could literally be traumatized with government credit competitively crowding out private markets. Here, let me be clear. The Department of Treasury should be front and center in decision-making related to all GSE efforts to expand their reach. Unfortunately, while expressing generalist concern, Treasury has been AWOL on significant GSE issues, whether it be Farmer Mac's unconscionably large arbitrage portfolios, the ludicrous claims of Fannie and Freddie that their multi-billion dollar bond portfolios are required for liquidity, or the FCS's national charters which could so easily lead to the transformation of an agricultural centric GSE system into one unconstrained by obligations to serve the family farmer.

The question also arises whether the FCA's national charter initiative will result in significant new liabilities to the nation's taxpayers. Like other GSEs, the Farm Credit System enjoys tax and other benefits, the most significant one being the right to tap governmentally derived liquidity with the taxpayer remaining the lender of last resort. Although there is an insurance fund and a policy of joint-and-several liability standing between FCS liabilities and the taxpayer, it is worth recalling that the system needed to be bailed out by Congress in the late 1980s with $4 billion in federal assistance - although only $1.26 billion of that was drawn - because it had overextended itself.

The joint-and-several liability issue also has extraordinary implications for the smaller FCS entities. If a large, high flying institution makes a mistake, it will be those associations that stick to their local lending which will have to pick up the pieces for the system as a whole.

Now, a note about Committee jurisdiction. The Agriculture Committee properly has primary jurisdiction over the Farm Credit System, but I'd like to be clear that my concerns are not jurisdictional. They are about the basic nature of GSEs and the inevitability of the desire of managements of systems to attempt to spread their wings and grow beyond their historical mission confines. Hence, I have been concerned with the efforts of the housing GSEs to get into insurance and with the techniques of privatized GSEs - Fannie, Freddie, and Farmer Mac - to abuse their powers with egregious arbitrage and bond purchasing. And, as Committee Members may recall, four or five years ago I advanced an amendment in the Economic Growth and Regulatory Paperwork Reduction Act of 1996 to preclude GSEs from associating with federally-insured institutions. The principle of conglomerating GSE power and the advantages that accrue to federally -insured institutions could in rapid order have changed the landscape of American finance. It was advanced by the FCA without the seeking of any Congressional authorization and it took an Act of Congress to stop it. And, here, let me be clear: if this precept - the merging of a GSE with a federally-insured banking institution -- had been adopted by the Farm Credit System, it would immediately have been copied by other GSEs.

That is one of the reasons why continual vigilance by the Executive Branch and Congress over GSEs is so critical. Despite the fact that every GSE has a structure of Executive Branch oversight involving HUD, the Department of Agriculture, the Federal Housing Finance board, and OFHEO, it is my belief that, as indicated earlier, the Department of Treasury, as the gatekeeper for the U.S. government borrowing function and principal economic policy maker in the Executive Branch, should be the focus for all GSE policy functions. Hence, it would seem to me to be quite credible that the Secretary of the Treasury, or his designee, should be on every GSE board and that the Treasury Department should head a permanent intra-agency coordinating committee on all fundamental decision making related to each GSE.

If institutional vigilance is not established, the oversight regulators who are, by definition, quasi-captive of their systems, will move America evermore in a governmentalized-credit direction.

Before closing, I would like to say a word about our witnesses for the hearing this morning. I am pleased with the Treasury Department's written testimony. However, I am more than a bit surprised that Treasury has refused to testify despite my request and find it ironic that the FCA is implying that Treasury's 1990 GSE study justifies their national charter position. While Treasury's statement generally reflects my thinking about national charters, it also underscores that Treasury was not consulted in the process. The lack of Executive Branch coordination and the lack of priority given to these GSE power issues by the Treasury must be reversed.

Finally, as far as this hearing is concerned, I would hope it would be self evident to the Executive Branch and most particularly the FCA Chairman that it would be preposterous to go ahead with national charters absent Congressional authorization, Treasury Department approval, and the following of administrative processes mandated by law. As far as I am concerned, the national charter is a bizarrely inappropriate idea, improperly made, and with powerful market-changing ramifications. It ought to be shelved.

In any regard, I want to thank FCA Chairman Reyna for having the courtesy to appear before the Committee. I also want to thank FCA Board Member, Ann Jorgenson, for her written statement and ask unanimous consent that it be included in the hearing record.

I would note that the National Farmers Union, which represents nearly 300,000 farm and ranch families throughout the United States, has asked to submit written comments expressing concern about national charters. I ask unanimous consent that the hearing record be kept open for those written comments.

Finally, in addition to FCA Chairman Reyna, the Committee is pleased to hear today from representatives of the American Bankers Association, the Independent Community Bankers of America, and well-known GSE expert Bert Ely.

I will now turn to my colleague on the Minority side, Mr. LaFalce, for his opening statement.

#####

EXHIBIT D

May 15, 2002

GUARDIAN


RALPH NADER
IN THE PUBLIC INTEREST

In the Public Interest

Your tax liabilities at work

By Ralph Nader

FANNIE MAE AND Freddie Mac, which dominate the nation's housing finance market, get most of the attention when the subject of government-sponsored enterprises comes up in Washington. But Fannie and Freddie are not alone in the growing world of GSEs that operate in a twilight zone somewhere between government and free enterprise.

Financing for housing, students, financial institutions, and agricultural operations are among the functions that are being carried out through the government-sponsored structure. While the subsidies flowing from their links to the federal government vary, all the GSEs enjoy the implicit guarantee that the federal government would not allow the enterprises to default on their obligations. This means the GSEs are able to reduce their debt costs to substantially below those of similar corporations that operate without government sponsorship.

In fact, most of the GSE borrowing is at rates only a small fraction above those enjoyed by the federal government. "The perception of government backing permits the GSEs to operate with much higher leverage than other companies: investors in GSE obligations look to the government's guarantee rather than to the financial strength of the GSE as the basis for repayment,"

Washington attorney Tom Stanton says in his new book, *Government-Sponsored Enterprises – Mercantilist Companies in the Modern World*.

Stanton, who has spent a lifetime studying the GSEs, describes the government as a "silent equity partner" of GSE shareholders by providing financial backing equivalent to tens of billions of dollars of equity – for which the government requires no financial return.

The big question for all the GSEs is whether a legitimate public purpose is being met through the use of this government benefit or whether the implicit subsidy is simply enriching the private shareholders and the executives of the GSEs.

The newest of the GSEs is the Federal Agriculture Mortgage Corp., which has been dubbed Farmer Mac. Farmer Mac was created under the Reagan administration in 1988 as a vehicle to provide credit for farms and rural housing. In the mid 1990s I raised questions about just how well this mission was being carried out.

In 1997 the General Accounting Office confirmed that more than half of Farmer Mac's on-balance-sheet asset holdings were in investments other than agricultural mortgages. So the status as a GSE was being used to invest in nonagricultural paper to generate arbitrage profits for the corporation and its shareholders.

That year Farmer Mac directors began awarding themselves stock options. The 15 board members have average stock holdings valued at $816,249, according to a compilation by the *New York Times*. Nine of the directors made millions more selling shares, the report said. Last year Henry Edelman, Farmer Mac's chief executive, received salary and stock options of $1.8 million. Edelman, according to news reports controls $27.6 million of Farmer Mac stock.

More recently, the *Times* has reported that Farmer Mac has generated income in the form of fees for guaranteeing loans already sitting on the books of banks. This seems far afield from Farmer Mac's mission to generate new credit sources in rural America.

In addition, the *Times* reports dissension between the board of directors and the management of Farmer Mac. One of the recently resigned directors charged that Farmer Mac was "taking outsized risks."

Farmer Mac was defensive in its response to the news article,

Jobs & Internships

charging that the story had been prompted by "short sellers" of the GSE's stock.

The new flap over Farmer Mac once again points to the weak oversight by Congress and the administration over the entire range of GSEs. All of the GSEs pose potential risks for the taxpayers. The market presumes correctly that the federal government will never allow any of the GSEs to fail. That means the taxpayers are the last line of defense. In the case of Fannie Mae and Freddie Mac, there's no question about the taxpayer liability. Each of the housing GSEs has a $2.25 billion automatic draw from the U.S. Treasury in the event they fall on hard times.

While Farmer Mac is subject to registration under the Securities and Exchange Act, the giants – Fannie and Freddie – are exempt. In the wake the Enron debacle, Reps. Ed Markey and Chris Shays have introduced legislation that would end the exemption and require Fannie and Freddie to register their securities. So far, it has generated little support from Congressional leaders of either party.

The apathy of Congress and the executive branch is appalling in the wake of the size and the rapid growth of the GSEs. Here's the list: Farm Credit System, $94 billion in assets; Federal Home Loan Bank System, $654 billion in assets; Fannie Mae, $607 billion in assets plus $707 billion of mortgage-backed securities guaranteed; Freddie Mac, $386 billion in assets plus $576 billion of mortgage-backed securities guaranteed; Sallie Mae (student loans) $48.8 billion in assets; Farmer Mac, $3.2 billion in assets plus $1.5 billion of mortgaged-backed securities guaranteed.

The Bush administration and Congress need to put a high priority on a top-to-bottom examination of all the GSEs to determine: (1) how well their statutory mission is being carried out, and (2) the safety and soundness and adequacy of protections for the taxpayers against bailouts.

EXHIBIT E

Shareholder resolution for Farmer Mac (AGM A, AGM C) 2003

Submitted by John Capozzi, shareholder of 200 shares, class A and 200 shares of class C stock
202-544-0821 or 202-321-5079c

That Farmer Mac provides a payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars a year. This payment would be dedicated to the Public School Capitol Building fund, which is dedicated to rebuilding all schools in the DC School system.

Reason: Farmer Mac is exempt from local corporate income tax. If their exemption were repealed Farmer Mac could be liable to pay 10% of their total income, which would total approximately 1 million dollars a year.
As a Government Sponsored Enterprise (GSE), Farmer Mac is provided with a Congressional exception to paying any local or state income taxes.
As a District of Columbia based entity, they have never paid any corporate taxes to the District. District businesses and individual taxpayers must make up the difference for this lack of revenue.
Farmer Mac suffers from the perception that it is a poor corporate citizen and this has lead to increasing oversight from Congress. To reverse this trend, Farmer Mac should voluntarily enter into an agreement with the Government of the District of Columbia to make a payment in Liu of Taxes that would assist in rebuilding every DC school.
The National Education Foundation recently entered into a similar Payment in lieu of taxes agreement with the District of Columbia with a result of a great deal of positive publicity.
This measure is calculated, in part, to assist in the reversal of this disturbing situation.

LAW OFFICES OF PAUL STRAUSS& ASSOCIATES, PC

FACSIMILE TRANSMITTAL SHEET

TO: Ms. Grace Lee	FROM: Ronald L. Vavruska Jr.
COMPANY: U.S. Securities and Exchange Commission	DATE: 03/27/03
FAX NUMBER: 202-942-9525	TOTAL NO. OF PAGES INCLUDING COVER: 24
PHONE NUMBER: 202-942-1935	SENDER'S PHONE NUMBER: 202-220-3100
RE: Farmer Mac	SENDER'S FAX NUMBER: 202-220-3103

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

601 PENNSYLVANIA AVE, NW SUITE 900
WASHINGTON, DC 20004

SHEARMAN & STERLING

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

March 25, 2003

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20459

Attention: Grace K. Lee
Special Counsel

Withdrawal of Procedural Argument Relating to Farmer Mac's Exclusion of Stockholder Proposal of Mr. John Capozzi

Ladies and Gentlemen:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac"), with respect to a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent") in connection with Farmer Mac's 2003 annual meeting of stockholders.

In a letter dated March 18, 2003 to the staff of the Securities and Exchange Commission on behalf of Farmer Mac, we submitted that the Proposal may be properly excluded from Farmer Mac's proxy statement and notice for its 2003 annual meeting of stockholders (collectively, the "2003 Proxy Materials") pursuant to Rule 14a-8(e)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the grounds that the Proponent failed to meet the deadline for submitting a shareholder proposal. Upon consideration of additional facts, we have concluded that we can no longer exclude the Proposal from Farmer Mac's 2003 Proxy Materials pursuant to Rule 14a-8(e)(2). Accordingly, we respectfully withdraw our argument that the Proposal may be excluded on the basis of failing to meet the deadline for submitting a shareholder proposal pursuant to Rule 14a-8(e)(2) under the Exchange

Act. Our apologies to the staff for any inconvenience caused by this withdrawal of our procedural arguments.

Notwithstanding the foregoing, we continue to believe that the Proposal may be excluded from Farmer Mac's 2003 Proxy Materials pursuant to the substantive bases of Rule 14a-8 under the Exchange Act, as set forth in our previous letter to the staff. We maintain that the Proposal may be excluded on the grounds that (i) the Proposal relates to Farmer Mac's ordinary business operations and seeks to micro-manage Farmer Mac's administration; (ii) if included, the Proposal would cause Farmer Mac's 2003 Proxy Materials to be false and misleading; (iii) implementation of the Proposal would result in a violation of Farmer Mac's federal charter; and (iv) the Proposal serves to benefit the Proponent's own interests and not the interests of Farmer Mac's stockholders at large.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Letter dated March 18, 2003 to the staff re: Farmer Mac – Stockholder Proposal of Mr. John Capozzi Relating to Payment to the Public School Capitol Building Fund and related stockholder proposal.

cc: Jerome G. Oslick, Esq.
General Counsel, Federal Agricultural Mortgage Corporation
John Capozzi

SHEARMAN & STERLING

FAX: 202-508-8100
www.shearman.com

801 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20004-2604
202 508-8000

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
202-508-8025

WRITER'S EMAIL ADDRESS:
aarms@shearman.com

March 18, 2003

By Hand

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance; Stop 0402
450 Fifth Street, N.W.
Washington, D.C. 20459

Attention: Grace K. Lee
Special Counsel

Farmer Mac - Stockholder Proposal of Mr. John Capozzi
Relating to Payment to the Public School Capitol Building Fund

Ladies and Gentlemen:

We are writing on behalf of our client, the Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Company"), a federally chartered instrumentality of the United States established by the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.) (the "Agricultural Credit Act" or the "Act"), which amended the Farm Credit Act of 1971, with respect to a shareholder proposal (the "Proposal") submitted by Mr. John Capozzi (the "Proponent") in connection with Farmer Mac's 2003 annual meeting of stockholders.

Farmer Mac believes that the Proposal may be excluded from its proxy statement and notice for its 2003 annual meeting of stockholders (collectively, the "2003 Proxy Materials") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance concur with our opinion and confirm that it will not recommend any enforcement action against Farmer Mac based on the omission of the Proposal for the reasons and on the bases set forth below.

In accordance with Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of this letter and the Proposal submitted by the Proponent, attached hereto as Exhibit A. A copy of this letter is being forwarded to the Proponent as notice of Farmer Mac's intention to omit the Proposal from its 2003 Proxy Materials.

I. Background

Farmer Mac's 2002 annual meeting of stockholders was held on June 6, 2002. The definitive proxy statement and notice for such meeting was filed with the Commission on April 19, 2002.

Farmer Mac's 2003 annual meeting of stockholders is scheduled to be held on June 5, 2003. Farmer Mac anticipates filing its definitive 2003 Proxy Materials with the Commission on or about April 18, 2003 and to commence mailing those materials to its stockholders on or about such date.

II. Summary of the Proposal

The Proposal states:

> That Farmer Mac provides a payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars year. This payment would be dedicated to the Public School Capitol Building fund, which is dedicated to rebuilding all schools in the DC School system. [*sic*]

The Proposal states that because Farmer Mac is a government-sponsored enterprise, Congress exempts it from paying any local or state income taxes. The Proposal maintains that because Farmer Mac has not been required to pay corporate taxes in the District of Columbia, other taxpaying businesses and individuals have been made to "make up the difference for this lack of revenue."

The Proposal continues, "Farmer Mac suffers from the perception that it is a poor corporate citizen and this has lead [*sic*] to increasing oversight from Congress." The Proposal's supporting statement maintains that Farmer Mac should voluntarily make payment in the amount specified in the Proposal to the Government of the District of Columbia to assist "in rebuilding every DC school" as a "measure [that] is calculated, in part, to assist in the reversal of this disturbing situation."

III. Grounds for Exclusion

A. The Proposal may be properly excluded because it failed to meet the deadline for submitting a shareholder proposal.

Rule 14a-8(e)(2) under the Exchange Act states that stockholder proposals "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."

Farmer Mac filed its 2002 Proxy Materials on April 19, 2002. Therefore, in order to be timely, shareholder proposals for Farmer Mac's 2003 annual meeting of stockholders must be received by Farmer Mac not less than 120 days before April 19, 2003. The Proposal was received by Farmer Mac on December 31, 2002 and, therefore, did not meet the deadline for submitting stockholder proposals established pursuant to Rule 14a-8(e) under the Exchange Act.

B. <u>The Proposal may be properly excluded because it relates to Farmer Mac's ordinary business operations.</u>

Rule 14a-8(i)(7) under the Exchange Act states that a company may exclude a stockholder proposal if it "deals with a matter relating to the company's ordinary business operations." The general policy underlying the "ordinary business" exclusion is the confinement of "the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meeting." This general policy rests on two central considerations: (i) certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight; and (ii) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. *See* Exchange Act Release No. 40018 (May 21, 1998).

In its no-action letters relating to the application of Rule 14a-8(i)(7), the staff has generally held that if the shareholder proposal relates to a gift or charitable contribution to a specific type of organization or a particular cause, then the company may exclude such proposal under Rule 14a-8(i)(7). *See* Tyco Int'l, Ltd., *supra*, at *13-14. *See also* The Procter & Gamble Co., 2003 SEC No-Act. LEXIS 192 (Feb. 4, 2003); Bank of America Corp., 2003 SEC No-Act. LEXIS 122 (Jan. 24, 2003); Johnson & Johnson, 2003 SEC No-Act. LEXIS 64 (Jan. 15, 2003); T. Rowe Price Group, Inc., 2002 SEC No-Act. LEXIS 874 (Dec. 27, 2002) ("Decisions as to timing, amount and appropriate recipients of contributions are ordinary business decisions that are part of day-to-day operations."); Chris-Craft Indus., Inc., 1998 SEC No-Act. LEXIS 335 (Feb. 25, 1998); and McDonald's Corp., 1986 SEC No-Act. LEXIS 1699 (Jan. 23, 1986). This is in comparison to shareholder proposals that broadly or generally address "the *policy* issue of whether or not a company should make charitable contributions." Tyco Int'l, Ltd., 2002 SEC No-Act. LEXIS 831, *12 (Dec. 16, 2002) (emphasis added). In such cases, the staff generally has not permitted the exclusion of the shareholder proposal. *See* General Mills, Inc., 1998 SEC No-Act. LEXIS 662 (June 25, 1998); Aluminum Co. of America, 1997 SEC No-Act. LEXIS 1064 (Dec. 19, 1997).

Because the Proponent proposes that Farmer Mac make a "payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars a year . . . dedicated to the Public School Capitol Building [F]und [*sic*] . . . [,]" the Proposal attempts to micro-manage Farmer Mac by setting forth a specific amount and a specific recipient of contributions.

Therefore, the Company believes that the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials based on the staff's prior interpretations of Rule 14a-8(i)(7) relating to contributions because it relates to Farmer Mac's ordinary business operations and "micro-manages" Farmer Mac's business functions.

C. **The Proposal may be properly excluded because it is false and misleading.**

Rule 14a-8(i)(3) under the Exchange Act states that a stockholder proposal may be excluded if the proposal violates any of the Commission's proxy rules, including Rule 14a-9 under the Exchange Act. Rule 14a-9(a) states:

> No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

For example, Rule 14a-9 states that misleading statements include "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Proposal is false and misleading in these respects:

(i) The Proposal states that Farmer Mac should make a payment of $100,000 a year to the "Public School Capitol Building Fund" by entering into an agreement with the Government of the District of Columbia. The Proposal further states that the "National Education Foundation" recently entered into a similar agreement and, supposedly, as a result, received "a great deal of positive publicity."

Based on extensive searches that we have conducted, including discussions with representatives of the D.C. government, we have been unable to determine whether the "Public School Capitol Building Fund" exists. Similarly, we have been unable to confirm the existence of the "National Education Foundation" or that any such entity made payment to the District of Columbia. In this respect, the inclusion of the Proposal in Farmer Mac's 2003 Proxy Materials would be false and misleading because it would propose making a payment to an organization that does not appear to be in existence, on the basis of a similar payment by another entity that also does not appear to exist.

(ii) The Proposal states, without any factual foundation, that "Farmer Mac suffers from the perception that it is a poor corporate citizen and this has lead [*sic*] to increasing oversight from Congress." The Proposal continues to state that to "reverse this trend" or "this disturbing situation," Farmer Mac should dedicate $100,000 to the District of Columbia Public School Capitol Building Fund.

Farmer Mac believes that the statements in the as to Farmer Mac being viewed by the public as a "poor corporate citizen" and that Farmer Mac has been subject to "increasing oversight from Congress" are both false and unsubstantiated.

Further, the Proposal suggests that Farmer Mac can "reverse" the alleged negative public perception and increased Congressional oversight (which Farmer Mac does not believe that it has) by making payment to the District of Columbia's Public School Capitol Building Fund. In this respect, not only is the Proposal misleading because the existence of the Public School Capitol Building Fund does not appear to be in existence, the Proposal expresses the Proponent's opinion without any factual support.

Because the Proposal may mislead Farmer Mac's stockholders receiving the 2003 Proxy Materials into believing that the Company is viewed as a "poor corporate citizen" and subject to increased Congressional oversight, and by suggesting that Farmer Mac will enjoy "positive publicity" by following the actions of the National Education Foundation in making payment to the Public School Capitol Building Fund, both entities which existence has not been verified, the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials.

D. The Proposal may be properly excluded because it violates Farmer Mac's federal charter.

Rule 14a-8(i)(1) under the Exchange Act states that a proposal may be excluded if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Furthermore, Rule 14a-8(i)(2) under the Exchange Act states that a proposal may be excluded "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

As stated above, Farmer Mac is a federally chartered instrumentality of the United States established by the Agricultural Credit Act and its operations are governed by federal statute. In stating the duties of Farmer Mac's board of directors, the Act provides that "the Board shall – (A) determine the general policies that shall govern the operations of [Farmer Mac]; . . . and (C) assign to such persons such executive functions, powers, and duties as may be prescribed by the bylaws of [Farmer Mac] or by the Board." 12 U.S.C. § 2297aa-3. Thus, the Act provides that Farmer Mac's board of directors is vested with the authority to make decisions as to Farmer Mac's policies and operations and to designate such persons to ensure that its proper functions and duties are carried out.

By virtue of the above statutory provisions, shareholders may not require Farmer Mac's board of directors to take any action the discretion over which is committed exclusively to the board of directors itself. Contrary to this premise, the Proposal states:

> That Farmer Mac provides a payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars year. This payment would be dedicated to the Public School Capitol Building fund, which is dedicated to rebuilding all schools in the DC School system. [*sic*]

The Proposal, without further qualification or precatory language, mandates that Farmer Mac make payment of $100,000 to the District of Columbia Public School Capitol Building Fund. Because the Proposal does not "recommend" or "request" that the board of directors make payment to the District of Columbia, the mandatory directives contained in the Proposal usurps the authority granted to Farmer Mac's board of directors' under the Act to determine the policies that will govern Farmer Mac and to assign executive functions, powers and duties to such persons as it sees best. *See* Rule 14a-8(i)(1) under the Exchange Act. Because the Proposal, if implemented, would be improper under Farmer Mac's federal charter and would contravene the Agricultural Credit Act, the Proposal may be properly excluded pursuant to Rules 14a-8(i)(1) and 14a-8(i)(2) under the Exchange Act.

E. The Proposal may be properly excluded because it serves to benefit the Proponent and not Farmer Mac's stockholders at large.

Rule 14a-8(i)(4) under the Exchange Act states that a company may exclude a shareholder proposal if "the proposal . . . is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large."

Exchange Act Release No. 19135 states that stockholder proposals under Rule 14a-8 under the Exchange Act are intended to allow stockholders a way to communicate with other stockholders "on matters of interest to them as security holders." Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 19,135, [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,262, at 85,351 (Oct. 14, 1982). However, Rule 14a-8 was

> not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large.

Id. Furthermore, while the proposal may relate to matters that are of a general interest to all shareholders, the proposal may be excluded if "the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." *Id.* at 85,352. *See also* Johnson & Johnson, 2003 SEC No-Act. LEXIS 64 (Jan. 15, 2003); The Procter & Gamble Co., 2003 SEC No-Act. LEXIS 192 (Feb. 4, 2003).

While the Proposal, on its face, appears that it may address matters of interest to all stockholders, such as Farmer Mac's tax-exempt status in Washington, D.C. or contributions to promote education, in reality, the Proposal is merely an attempt by the Proponent to further his own political interests. The Proponent, a re-occurring political candidate in Washington, D.C. and former "shadow representative" to the U.S. House of Representatives, is an proponent of statehood for the District of Columbia and actively participates in the "Taxation without Representation" campaign in Washington, D.C., which seeks to bring wider public attention to the D.C. statehood movement.

Although Farmer Mac maintains its principal executive offices in Washington, D.C., it has stockholders residing throughout the nation who are little, if at all, affected by the D.C. statehood movement. Thus, the Proposal is not one that addresses matters of interest shared by Farmer Mac's stockholders at large. Furthermore, Farmer Mac believes that the Proposal is an effort by the Proponent to serve his own personal interest by bringing national attention to the D.C. statehood movement and bolstering his own public recognition. *See* International Business Machines Corp., 1994 SEC No-Act. LEXIS 140 (Jan. 31, 1994). Accordingly, the Proposal may be properly omitted pursuant to Rule 14a-8(i)(4) under the Exchange Act.

V. Conclusion

For the foregoing reasons, we respectfully request that the staff concur in our opinion that the Proposal may be properly excluded from Farmer Mac's 2003 Proxy Materials. In order to allow Farmer Mac to complete the mailing of its 2003 Proxy Materials in a timely manner, we would appreciate receiving your response as soon as possible.

If you have any questions or comments with respect to the foregoing, please contact the undersigned at (202) 508-8025. Thank you for your attention to this matter.

Very truly yours,

Abigail Arms

Enclosures:

Exhibit A: Shareholder proposal submitted by Mr. John Capozzi, received by Farmer Mac on December 31, 2002.

cc: Jerome G. Oslick, Esq.
John Capozzi

EXHIBIT A

Shareholder resolution for Farmer Mac (AGM A, AGM C) 2003

Submitted by John Capozzi, shareholder of 200 shares, class A and 200 shares of class C stock
202-544-0821 or 202-321-5079c

That Farmer Mac provides a payment in Lieu of taxes to the District of Columbia in the amount of 100 Thousand dollars a year. This payment would be dedicated to the Public School Capitol Building fund, which is dedicated to rebuilding all schools in the DC School system.

Reason: Farmer Mac is exempt from local corporate income tax. If their exemption were repealed Farmer Mac could be liable to pay 10% of their total income, which would total approximately 1 million dollars a year.
As a Government Sponsored Enterprise (GSE), Farmer Mac is provided with a Congressional exception to paying any local or state income taxes. As a District of Columbia based entity, they have never paid any corporate taxes to the District. District businesses and individual taxpayers must make up the difference for this lack of revenue.
Farmer Mac suffers from the perception that it is a poor corporate citizen and this has lead to increasing oversight from Congress. To reverse this trend, Farmer Mac should voluntarily enter into an agreement with the Government of the District of Columbia to make a payment in Liu of Taxes that would assist in rebuilding every DC school.
The National Education Foundation recently entered into a similar Payment in lieu of taxes agreement with the District of Columbia with a result of a great deal of positive publicity.
This measure is calculated, in part, to assist in the reversal of this disturbing situation.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federal Agricultural Mortgage Corporation
Incoming letter dated March 18, 2003

The proposal requires the company to pay $100,000 to the District of Columbia, for dedication to the Public School Capital Building fund.

There appears to be some basis for your view that Farmer Mac may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to a specific organization). Accordingly, we will not recommend enforcement action to the Commission if Farmer Mac omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission on which Farmer Mac relies.

Sincerely,

Grace K. Lee
Special Counsel